Fitness Fanatics Limited

Flat 15, Block F, UG/F., Wah Lok Industrial Centre

31-35 Shan Mei Street, Fo Tan, New Territories, Hong Kong

Tel: (852) 3100 0001

August 13, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fitness Fanatics Limited
Request to Withdraw
Registration Statement on Form F-1 (File No. 333-289484), which became effective on September 30, 2025 in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”)

Ladies and Gentlemen:

Fitness Fanatics Limited, a Cayman Islands exempted company (the “Company”), filed a Registration Statement on Form F-1 (File No. 333-289484) with the Securities and Exchange Commission (the “Commission”) that became effective on September 30, 2025 (the “Original F-1”), to register the offering and sale of an aggregate of 1,400,000 Class A ordinary shares in connection with its initial public offering (the “IPO”) and to register 600,000 Class A ordinary shares being sold by a selling shareholder (the “Resale”). While the Original F-1 became effective, neither the IPO nor the Resale occurred pursuant to the Original F-1.

Pursuant to Rule 477 under the Securities Act, the Company hereby respectfully requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Original F-1, together with all exhibits thereto. No securities were sold pursuant to the Original F-1 or in any offering pursuant to the Original F-1.

The Company plans to file a new Registration Statement on Form F-1 (the “New F-1”) registering approximately 7,000,000 ordinary shares of the Company in connection with its IPO. The New F-1 reflects, amongst other things, an increase in the size of the original offering for the IPO, updates to its professional advisors, and the inclusion of the Company’s latest audited financial statements, but is otherwise substantially similar to the Original F-1.

It is our understanding that this application for withdrawal of the Original F-1 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Original F-1. However, the Company respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Original F-1 be credited for future use, including to offset the registration fee payable with respect to the Company’s ordinary shares that are to be registered on the New F-1.

Should you have any questions regarding this request for withdrawal, please contact Kyle Leung, Esq. of KLJ Law Group, P.C. by telephone at +1 929-989-7572 or via email at kyle.leung@kljlawgroup.com.

Very truly yours,

Fitness Fanatics Limited

By:	/s/ Ho Hin Shun
Name:	Ho Hin Shun
Title:	Chief Executive Officer
Date:	August 13, 2026